Mail Stop 3561
      April 7, 2006

Douglas L. Lawing
Vice President, General Counsel
  and Secretary
Copano Energy, L.L.C.
2727 Allen Parkway, Suite 1200
Houston, TX 77019


      Re:	Copano Energy, L.L.C.
      Registration Statement on Form S-3
      Filed March 16, 2006
		File No. 333-132489
		Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 16, 2006
		File No. 1-32329

Dear Mr. Lawing:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form S-3

Where you can find more information, page 34
1. We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2005, which will incorporate information from the proxy statement to be filed for your 2006 annual meeting. Before the Form S-3 becomes effective, please either file the definitive proxy statement for your 2006 meeting or include the officer and director information in an amended Form 10-K. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. H. 6. (July
1997).

Exhibit 5.1
2. We note that on page 2 you state that the common units have been
"validly issued, fully paid and are non-assessable, except as described in the Prospectus." This qualification appears to be inappropriate. Please revise to omit the qualification or advise us.
3. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to the "Delaware
Act" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Form 10-K for the Fiscal Year Ended December 31, 2005

Cover Page
4. We note that you have checked the box for "large accelerated filer;" however, you also state that as of June 30, 2005, the aggregate market value of your voting and non-voting common equity held by non-affiliates was only $221.7 million. Please refer to the definition of "large accelerated filer" in Rule 12b-2 of the Exchange
Act Rules. In future filings, please revise to check the appropriate box.
Controls and Procedures, page 85
5. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported timely." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2
6. Please note that the certifications required by Rule 13a-14(a) must appear exactly as set forth in Item 601(b)(31)(i) of Regulation
S-K. In future filings, please revise to omit "annual" from paragraphs 2 and 3.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Scott Anderegg, Staff Attorney, at (202)
551-
3342 or Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at
(202) 551-3720 with any questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director



cc:  David P. Oelman, Esq.
      Vinson & Elkins
      VIA FAX (713) 615-5861

Douglas L. Lawing
Copano Energy, L.L.C.
April 7, 2006
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